1. Name and Address of Reporting Person
   HANSEN, NEAL C.
   7887 E. Belleview Avenue
   Suite 1000
   Englewood, CO 80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc. (CSGS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) (X) Other (specify below)
   Chairman & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/01/2001 S             -15000      D      $48.0500                    D
Common Stock                       08/02/2001 S             -20000      D      $49.0500                    D
Common Stock                       08/03/2001 S             -25000      D      $49.1000                    D
Common Stock                       08/03/2001 S             -15000      D      $49.0000                    D
Common Stock                       08/06/2001 S             -17500      D      $49.5143                    D
Common Stock                       08/30/2001 G             -50000      D      $0.0000    1100129          D
Common Stock                       08/01/2001 S             -15000      D      $48.0500                    I           Partnership
Common Stock                       08/02/2001 S             -20000      D      $49.0500                    I           Partnership
Common Stock                       08/03/2001 S             -25000      D      $49.1000                    I           Partnership
Common Stock                       08/03/2001 S             -15000      D      $49.0000                    I           Partnership
Common Stock                       08/06/2001 S             -17500      D      $49.5143   475000           I           Partnership
Common Stock                       08/31/2001 G             -10000      D      $0.0000    63408            I           Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $9.6875                                              01/28/2007 Common                      115900   D
(Right to buy)                                                                 Stock
Stock Options  $21.125                                              01/20/2008 Common                      80000    D
(Right to buy)                                                                 Stock
Stock Options  $26.7188                                             11/17/2008 Common                      400000   D
(Right to buy)                                                                 Stock
Stock Options  $35.875                                              01/14/2009 Common                      80000    D
(Right to buy)                                                                 Stock
Stock Options  $38.4375                                             01/07/2010 Common                      60000    D
(Right to buy)                                                                 Stock
Stock Options  $47                                                  01/17/2011 Common                      100000   D
(Right to buy)                                                                 Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ NEAL C. HANSEN

DATE
09/06/2001